UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 26)1

Biglari Holdings Inc.
(Name of Issuer)

Common Stock, $.50 Stated Value
(Title of Class of Securities)

857873103
(CUSIP Number)

Sardar Biglari
Biglari Capital Corp.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 398,232
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER 398,232
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,707
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,726
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 365,726
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Lion Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,726
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 365,726
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Steak n Shake 401(k) Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,028
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,028
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Steak n Shake Non-Qualified Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 459
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 459
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873103

The following constitutes Amendment No. 26 (“Amendment No. 26”) to the Schedule 13D filed by the undersigned.  This Amendment No. 26 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by The Lion Fund, L.P., a Delaware limited partnership (the “Lion Fund I”), The Lion Fund II, L.P., a Delaware limited partnership (the “Lion Fund II” and, together with Lion Fund I, the “Lion Fund”), Biglari Capital Corp., a Texas limited liability company (“BCC”), Sardar Biglari, Philip L. Cooley, The Steak n Shake 401(k) Savings Plan (the “401(k) Plan”) and The Steak n Shake Non-Qualified Savings Plan (the “Non-Qualified Savings Plan”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BCC is the general partner of the Lion Fund. Sardar Biglari is the Chairman and Chief Executive Officer of BCC and has investment discretion over the securities owned by the Lion Fund. By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares directly owned by the Lion Fund.

Sardar Biglari has sole power to direct the voting of the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.

Philip L. Cooley serves as Vice Chairman of the Board of the Issuer.

(b) The principal business address of each of the Reporting Persons is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

(c) The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes. The principal business of BCC is serving as the general partner of the Lion Fund. The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of the Issuer and BCC.

Each of the 401(k) Plan and the Non-Qualified Savings Plan is a defined employee contribution plan maintained by the Issuer.

The principal occupation of Philip L. Cooley is serving as the Vice Chairman of the Issuer.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sardar Biglari and Philip L. Cooley are citizens of the United States of America.

CUSIP NO. 857873103

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 31,019 Shares owned directly by Sardar Biglari is approximately $11,411,739.  The Shares owned directly by Sardar Biglari were acquired with his personal funds.

The aggregate purchase price of the 365,726 Shares owned directly by the Lion Fund I is approximately $105,933,740.  Of the Shares owned directly by the Lion Fund I, 21,723 Shares were received in the Lion Fund I’s capacity as a stockholder of WSC pursuant to a special dividend by WSC payable to stockholders of WSC on a pro-rata basis, for no consideration, in accordance with the terms of that certain merger agreement, dated October 22, 2009, by and between WSC and the Issuer (the “Special Dividend”), 758 Shares were contributed to the Lion Fund I by Western Acquisitions, and the remaining Shares were acquired with the working capital of the Lion Fund I.

The aggregate purchase price of the 1,028 Shares held under the 401(k) Plan is approximately $390,730.

The aggregate purchase price of the 459 Shares held under the Non-Qualified Savings Plan is approximately $191,672.

The aggregate purchase price of the 6,661 Shares owned directly by Philip L. Cooley and the 814 Shares owned directly by Philip L. Cooley’s spouse, Sandy Cooley, who shares the same business address as Philip L. Cooley, which he may also be deemed to beneficially own, is approximately $1,525,575.  Of the 7,475 Shares beneficially owned by Philip L. Cooley, 6,151 Shares were acquired with Philip L. Cooley’s personal funds, 814 Shares were acquired with his spouse’s personal funds, 25 Shares were acquired with the working capital of BCC and subsequently gifted to Philip L. Cooley, 330 Shares were received pursuant to the Special Dividend and 155 Shares were awarded to Philip L. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan.

In the event the Offer (as defined below) is fully subscribed, the Lion Fund II will purchase 575,000 Shares on the terms and subject to the conditions of the Offer for an aggregate purchase price of $241,500,000.  The Lion Fund II plans to fund the purchase of Shares in the Offer with working capital and cash received from the Issuer through the sale of limited partnership interests in the Lion Fund II.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 4, 2015, the Lion Fund II commenced a tender offer to purchase up to 575,000 Shares, in cash, at a price of $420.00 per Share, net to the seller less any applicable withholding taxes and without interest (the “Offer”).  If the Offer is fully subscribed, the Lion Fund II will purchase 575,000 Shares, which would represent approximately 27.8% of the outstanding Shares and would result in the Reporting Persons beneficially owning an aggregate of approximately 980,707 Shares, which would represent approximately 47.5% of the outstanding Shares.

CUSIP NO. 857873103

The Lion Fund II is making the Offer because it would like to acquire an ownership interest in the Issuer.  The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is subject to the satisfaction of certain customary conditions.  Commencement of the Offer was subject to the approval of certain matters by the Issuer’s Board of Directors on June 3, 2015.

The above summary is provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Issuer. The full details of the Offer, including complete instructions on how to tender Shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which The Lion Fund II will publish, send or give to shareholders of the Issuer, and file such materials with the SEC. Shareholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Issuer, when they become available because they contain important information, including the terms and conditions of the Offer. Shareholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, after they are filed with the SEC at the SEC’s website at www.sec.gov.

Item 5.	Interest in Securities of the Issuer.

Item 5(a-c) is hereby amended and restated to read as follows:

(a-c) The aggregate percentage of Shares reported owned by each person named herein is based upon 2,065,608 Shares outstanding, which is the number of Shares outstanding as of June 3, 2015, as reported in the Tender Offer Statement on Schedule TO filed by the Lion Fund II with the Securities and Exchange Commission on June 4, 2015.

As of the close of business on June 4, 2015 Sardar Biglari owned directly 31,019 Shares, constituting 1.5% of the Shares outstanding.

As of the close of business on June 4, 2015, the Lion Fund I owned directly 365,726 Shares, constituting approximately 17.7% of the Shares outstanding.  By virtue of their relationships with the Lion Fund I discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund I.

As of the close of business on June 4, 2015, 1,028 Shares were held under the 401(k) Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the 401(k) Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the 401(k) Plan.

As of the close of business on June 4, 2015, 459 Shares were held under the Non-Qualified Savings Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the Non-Qualified Savings Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the Non-Qualified Savings Plan.

CUSIP NO. 857873103

As of the close of business on June 4, 2015, Philip L. Cooley beneficially owned 7,475 Shares, constituting less than 1% of the Shares outstanding, consisting of 814 Shares owned directly by Philip L. Cooley’s spouse that Philip L. Cooley may be deemed to beneficially own and 6,661 Shares Philip L. Cooley owns directly.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley and therefore Sardar Biglari may also be deemed to beneficially own such Shares.

An aggregate of 405,707 Shares, constituting approximately 19.6% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 25 to the Schedule 13D. All of such transactions were effected in the open market, unless otherwise noted.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares beneficially owned by the Reporting Persons, other than the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan and the Shares beneficially owned by Philip L. Cooley.  Sardar Biglari has sole power to direct the voting of the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 4, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement, dated June 4, 2015, by and among The Lion Fund, L.P., The Lion Fund II, L.P., Biglari Capital Corp., Sardar Biglari, Philip L. Cooley, The Steak n Shake 401(k) Savings Plan and The Steak n Shake Non-Qualified Savings Plan.

CUSIP NO. 857873103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2015	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE LION FUND II, L.P.

By:	Biglari Capital Corp. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE 401(K) SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE NON-QUALIFIED SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI Individually and as Attorney-In-Fact for Philip L. Cooley

CUSIP NO. 857873103

Schedule A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 25

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

THE LION FUND, L.P.
Common Stock	1,700	$414.09(1)	04/10/2015
Common Stock	1,472	$413.55(2)	04/13/2015
Common Stock	1,736	$414.17(3)	04/14/2015
Common Stock	1,900	$413.89(4)	04/15/2015
Common Stock	1,714	$413.40(5)	04/16/2015
Common Stock	1,789	$412.93(6)	04/17/2015
Common Stock	1,215	$411.32(7)	04/20/2015

(1)
This price reported is a weighted average price.  These shares were purchased in multiple transactions under the Purchase Plan at prices ranging from $410.05 to $415.00.  The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes 1 through 7.

(2)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $410.99 to $415.00.
(3)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $411.59 to $415.00
(4)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $411.95 to $415.00.
(5)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $411.02 to $415.00.
(6)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $411.55 to $414.78.
(7)	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $405.00 to $415.00.